UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cheetah Mobile Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$ 0.000025 per share

(Title of Class of Securities)

163075 104

(CUSIP Number)

October 22, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: 163075 104

(1)	NAME OF REPORTING PERSONS Shengdong Pang
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 74,723,400 (See Item 4)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 74,723,400 (See Item 4)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,723,400
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%[1]
(12)	TYPE OF REPORTING PERSON* IN

1

As a percentage of total 1,494,169,386 ordinary shares (being the sum of 487,212,501 Class A ordinary shares and 1,006,956,885 Class B ordinary shares) of the issuer outstanding as of December 31, 2023.

Item 1(a).	Name of Issuer:

Cheetah Mobile Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building No. 11, Wandong Science and Technology Cultural Innovation Park, No.7 Sanjianfangnanli, Chaoyang District, Beijing 100024, People’s Republic of China

Item 2(a).	Name of Person Filing:

Shengdong Pang

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of Shengdong Pang is 111 Somerset Road, #05-07, Singapore 238164.

Item 2(c).	Citizenship or Place of Organization:

Shengdong Pang - Republic of Malta

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.000025 per share.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof.

Item 2(e).	CUSIP Number:

163075 104

This CUSIP number applies to the issuer’s American depositary shares. Each ADS represents fifty Class A ordinary shares, par value US$0.000025 per share.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

						Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class		Percent of Aggregate Voting Power		Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Shengdong Pang	74,723,400	5.00	%(1)	0.71	%(2)	74,723,400	0	74,723,400	0

(1)

The percentage of class is based on a total of 1,494,169,386 ordinary shares (being the sum of 487,212,501 Class A ordinary shares and 1,006,956,885 Class B ordinary shares) of the issuer outstanding as of December 31, 2023.

(2)

Percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by a given person or group with respect to the sum of all outstanding shares of our Class A and Class B ordinary shares. The holders of our Class B ordinary shares are entitled to ten votes per share, and holders of our Class A ordinary shares are entitled to one vote per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2024

Shengdong Pang	/s/ Shengdong Pang

[Signature Page to Schedule 13G]